Annual Report

Cover Page

Name of issuer:

bluShift Aerospace, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/10/2014

Physical address of issuer:

2 Pegasus St
Suite 2
Brunswick ME 04011

Website of issuer:

https://www.bluShiftAerospace.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$91,070.00	$177,895.00
Cash & Cash Equivalents:	$60,593.74	$165,419.00
Accounts Receivable:	$18,000.00	$0.00
Current Liabilities:	$138,858.03	$70,499.00
Non-Current Liabilities:	$1,639,565.36	$1,192,369.00
Revenues/Sales:	$162,528.00	$5,000.00
Cost of Goods Sold:	$0.00	$3,821.00
Taxes Paid:	$0.00	$0.00
Net Income:	($703,381.84)	($983,111.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

THE COMPANY

1. Name of issuer:

bluShift Aerospace, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

bluShift previously relied on guidance that no further annual reports were required. After receiving updated guidance in 2026, we began filing the missing reports to bring our Regulation Crowdfunding reporting current.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Peter Murray	Consultant	Self Employed	2024
Sascha Deri	CEO	bluShift Aerospace Inc	2014
Brady Brim-Deforest	Investor	Late Stage Capital	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Seabren Reeves	CFO	2025
Sascha Deri	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sascha Deri	1000000.0 Common	50.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Construction, regulation compliance and permitting costs at the launch site and associated mission control and bluShift controlled public viewing areas may be more costly than was planned.
>
> Development delays. For instance, our large engine test stand may need significant upgrading for additional shielding or capacity to meet the requirements of the full-flight vehicle capable version of the engine to be tested sufficiently.
>
> The final coastal launch location and rocket flight safety and hazard analysis will require approvals and acceptance from the local community and the FAA. It is possible this effort is delayed or requires unexpected additional resources which will require additional searching of funding. The major effect on this phase of crowd equity funding is that increased resources may be spent to find a different location than was anticipated or time and effort to work with the community and the FAA for approval.
>
> Our current financial model tolerates the loss of one of two of 'Starless Rogue' launch vehicles but not both. We are planning to manufacture two so that we have a spare to quickly go to in case the first one is lost. If both are lost during launch then it is expected that there will be additional costs in time, materials and market lost.
>
> Scaling our engine to its full size may present unforeseen technical challenges, such as combustion stability, that presents challenges as we solve those problems and may push integration of the engine into the larger Starless Rogue out by several months.
>
> Loss of key staff members. Staff members who leave, need to be laid off due to lack of sufficient funding, are out sick or otherwise incapacitated for extended periods of time or are terminated could present significant delays to the timeline.
>
> Complying with government regulation, especially ITAR, may create significant loss in productivity as additional systems and processes are put in place and staff members have to go through significant hurdles to work securely.
>
> Inflation, unavailability of labor, raw materials and shipping delays may cause unexpected increases in costs and possibly critical delays

in integrated static rocket testing prior to launch and launch itself.

Acquisition of launch insurance as a smaller launch provider without significant prior launch history may prove difficult or more expensive than expected, causing delays and increases in costs.

While the scope of this fundraising stage is to complete engine testing, it is possible the engine tests themselves critically fail. Repeated failures could mean the need to raise more funds or a failure to access targeted markets in time and delay in significant revenue generation. These failures and lack of additional funding could terminate the company's operations or significantly slow the company's ability to move forward.

Unexpected legal and accounting services costs may increase funds needed beyond what was originally expected.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Common	10,000,000	1,211,089	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Maine Technology Institute
Issue date	05/19/21
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 09/30/26
Interest rate	5.0% per annum
Maturity date	12/31/27
Current with payments	Yes

Lender: Maine Technology Institute (MTI) | MTI Note 2021-2022 — principal $300,000, maturing December 31, 2027

Loan

Lender	Maine Technology Institute
Issue date	06/24/22
Amount	$99,981.00
Outstanding principal plus interest	$99,981.00 as of 09/27/26
Interest rate	5.0% per annum
Maturity date	12/01/31
Current with payments	Yes

As of Sept 27, 2026 this Patient loan doesn't commence interest until 12/1/2026, interest rate of 5%,

Loan

Lender	altE
Issue date	05/16/23
Amount	$152,352.00
Outstanding principal plus interest	$172,428.00 as of 09/30/26
Interest rate	8.0% per annum

Reason for late payments

Payments were discontinued after altE ceased active operations following foreclosure of its operating assets by its secured lender. altE remains a legally existing entity. The Company has not received a formal release of the obligation and is determining the current ownership of the related receivable

Loan

Lender	Brady Brim-DeForest
Issue date	09/30/25
Amount	$80,000.00
Outstanding principal plus interest	$22,518.24 as of 09/30/26
Interest rate	24.0% per annum
Current with payments	Yes

Secured promissory note issued 09/30/2025 as short-term bridge loan. Rate 2.0%/month, compounded daily. First-priority senior security interest in AR, general intangibles, inventory, equipment. Amended June 2026 to structured amortizing repayment through October 2026

Loan

Lender	Maine Technology Institute
Issue date	07/02/26
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 10/01/26
Interest rate	0.0% per annum
Maturity date	12/31/33
Current with payments	Yes

Repayment term start 1/1/2029, ends 12/31/2033. 50% of the loan is forgivable if certain job creation goals are met in the state. Interest rate is 0%.

Convertible Note

Issue date	02/16/24
Amount	$500,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	02/16/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	03/25/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	03/25/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	04/30/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	04/30/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	04/30/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	04/30/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	05/07/24
Amount	$100,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00

Maturity date	05/07/29

Unsecured; prepayment requires Holder consent except in connection with a Change of Control; proceeds are limited to working capital.

Convertible Note

Issue date	05/07/24
Amount	$75,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	05/07/29

Unsecured; prepayment requires Holder consent except in connection with a Change of Control; proceeds are limited to working capital.

Convertible Note

Issue date	05/08/24
Amount	$50,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	05/08/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	05/10/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	05/10/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	05/13/24
Amount	$250,000.00

Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	05/13/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	05/16/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	05/16/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	05/24/24
Amount	$200,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	05/24/29

Unsecured; prepayment requires Holder consent except in connection with a Change of Control; proceeds are limited to working capital.

Convertible Note

Issue date	06/10/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	06/10/29

Unsecured; prepayment requires Holder consent except in connection with a Change of Control; proceeds are limited to working capital.

Convertible Note

Issue date	06/18/24
Amount	$65,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	06/18/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital

Convertible Note

Issue date	07/11/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	07/11/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital.

Convertible Note

Issue date	08/14/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	08/14/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	08/15/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$10,000,000.00
Maturity date	08/15/29

Unsecured; prepayment requires Holder consent except upon

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	11/27/24
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	20.0%
Valuation cap	$20,000,000.00
Maturity date	11/27/29

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	05/16/25
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	05/16/30

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds are limited to working capital

Convertible Note

Issue date	05/16/25
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	05/16/30

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	06/03/25
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	15.0%

Valuation cap	$20,000,000.00
Maturity date	06/03/30

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	09/30/25
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	09/30/30

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	10/21/25
Amount	$100,000.00
Interest rate	5.33% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	10/21/30

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	10/23/25
Amount	$25,000.00
Interest rate	5.33% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	10/23/30

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

Convertible Note

Issue date	12/19/25

Amount	$25,000.00
Interest rate	5.33% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	12/19/30

Convertible Note

Issue date	02/10/26
Amount	$50,000.00
Interest rate	5.33% per annum
Discount	15.0%
Valuation cap	$20,000,000.00
Maturity date	02/10/31

Unsecured; prepayment requires Holder consent except upon Change of Control; proceeds limited to working capital; subject to FAME Seed Capital Tax Credit Program covenants.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$172,487	General operations
9/2021	Regulation Crowdfunding	SAFE	$781,259	General operations
4/2022	Regulation Crowdfunding	SAFE	$290,000	General operations
2/2023	Regulation Crowdfunding	SAFE	$1,510,306	General operations
2/2023	Regulation Crowdfunding	SAFE	$338,697	General operations
2/2024	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
3/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
4/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
4/2024	Regulation D,	Convertible	$25,000	General

	Rule 506(b)	Note		operations
5/2024	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
5/2024	Regulation D, Rule 506(b)	Convertible Note	$75,000	General operations
5/2024	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
5/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
5/2024	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
5/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
5/2024	Regulation D, Rule 506(b)	Convertible Note	$200,000	General operations
6/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
6/2024	Regulation D, Rule 506(b)	Convertible Note	$65,000	General operations
7/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
8/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
8/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
11/2024	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
5/2025	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
5/2025	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
6/2025	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
9/2025	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
10/2025	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
10/2025	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
12/2025	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
2/2026	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations

7/2026	Regulation D, 506(b)	SAFE	$1,010,929	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Peter Murray
Amount Invested	$20,000.00
Transaction type	Loan
Issue date	09/15/25
Outstanding principal plus interest	$0.00 as of 09/17/26
Interest rate	24.0% per annum
Maturity date	01/07/26
Relationship	Director

Repayment completed on Jan 14, 2026.

Name	Late Stage Fund X, LP
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	06/03/25
Interest rate	5.33% per annum
Maturity date	09/30/30
Outstanding	Yes
Valuation cap	$20,000,000.00
Relationship	Chairman of the Board

Name	Late Stage Fund X, LP
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	10/21/25
Interest rate	5.33% per annum
Discount	15.0%
Maturity date	06/30/30
Outstanding	Yes
Valuation cap	$20,000,000.00
Relationship	Chairman of the Board

Name	Late Stage Fund X, LP
Amount Invested	$500,000.00
Transaction type	Convertible note
Issue date	02/15/24
Interest rate	5.33% per annum
Discount	20.0%
Maturity date	02/16/29
Outstanding	Yes
Valuation cap	$10,000,000.00
Relationship	Chairman of the Board

Brady Brim-Deforest is the chairman of the board of bluShift and managing partner of Late Stage Fund.

Name	Brady Brim-DeForest
Amount Invested	$80,000.00
Transaction type	Loan
Issue date	10/01/25
Outstanding principal plus interest	$18,630.14 as of 10/02/26
Interest rate	24.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Chairman of the Board

Name	altE
Amount Invested	$152,352.00
Transaction type	Loan
Issue date	05/16/23

Issue date	05/16/23
Outstanding principal plus interest	$172,428.00 as of 10/02/26
Interest rate	8.0% per annum
Outstanding	Yes
Relationship	CEO is 50% owner of altE

Payments were discontinued after altE ceased active operations following foreclosure of its operating assets by its secured lender. altE remains a legally existing entity. The Company has not received a formal release of the obligation and is determining the current ownership of the related receivable

Name	altE
Amount Invested	$152,352.00
Transaction type	Loan
Issue date	05/16/23
Outstanding principal plus interest	$172,428.00 as of 09/30/26
Interest rate	8.0% per annum
Relationship	Entity in which the Company's CEO holds a 50% ownership interest

Name	Late Stage Fund X, LP
Amount Invested	$500,000.00
Transaction type	Convertible note
Issue date	02/16/24
Interest rate	5.33% per annum
Discount	20.0%
Maturity date	02/16/29
Valuation cap	$10,000,000.00
Relationship	Chairman of the Board is Late Stage Fund's Managing Partner

Name	Late Stage Fund X, LP
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	06/03/25
Interest rate	5.33% per annum
Discount	15.0%

Maturity date	06/03/30
Valuation cap	$20,000,000.00
Relationship	Chairman of the Board is Late Stage Fund's Managing Partner

Name	Brady Brim-DeForest
Amount Invested	$80,000.00
Transaction type	Loan
Issue date	09/30/25
Outstanding principal plus interest	$22,518.24 as of 09/30/26
Interest rate	24.0% per annum
Current with payments	Yes
Relationship	Chairman of the Board

Name	Late Stage Fund X, LP
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	09/30/25
Interest rate	5.33% per annum
Discount	15.0%
Maturity date	09/30/30
Valuation cap	$20,000,000.00
Relationship	Chairman of the Board is Late Stage Fund's Managing Partner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- ☑ Yes
- ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this annual report. Some of the information contained in this discussion and analysis, including information regarding our strategy, development plans, financing plans and anticipated operations, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.

Overview
Sustainable Hybrid Rocket Propulsion and Suborbital Access to Space
bluShift Aerospace develops hybrid rocket propulsion systems and launch vehicles using proprietary bio-derived solid fuel technology. During 2022, the Company's principal development effort was its MAREVL hybrid rocket engine and Starless Rogue, a planned commercial suborbital launch vehicle designed to carry research and educational payloads to space.The Company remained in the development stage during 2022. Its activities were focused primarily on propulsion development and testing, vehicle development, customer development, regulatory and launch-site planning, and raising capital needed to progress toward commercial launch operations.

Milestones
bluShift Aerospace, Inc. was incorporated in the State of Delaware in October 2014.Through December 31, 2022, significant milestones included:
* Completing the Stardust 1.0 demonstration flight, which provided flight experience using the Company's bio-derived hybrid rocket propulsion technology.
Advancing development and repeated testing of the Company's MAREVL hybrid rocket engine.* Completing a full-scale MAREVL engine hot-fire test in December 2022 as part of the continuing development of the propulsion system intended for Starless Rogue.*

development of the propulsion system intended for Starless Rogue. Accepting U.S. Air Force/Space Force Phase II contract FA864923P0048 in December 2022 for work related to a responsive and tactical space launch system.* Advancing technical and operational planning with NASA's Wallops Flight Facility regarding the potential future operation of Starless Rogue from Wallops. Continuing development of a commercial customer pipeline for suborbital research, educational and technology-demonstration payloads, including work with prospective payload customers such as MaxIQ.Space.* Raising additional capital through Regulation Crowdfunding to fund engine testing and continuing development activities.The Company's December 2022 engine test, Starless Rogue development work and Phase II contract represented meaningful technical and commercial progress, but commercial launch operations had not yet begun as of December 31, 2022.The Company is subject to risks and uncertainties common to early-stage aerospace companies. Given the Company's limited operating history and the development and regulatory work remaining before recurring commercial launch operations can begin, the Company cannot reliably estimate the amount or timing of future revenue.

Historical Results of Operations

* Revenues & Gross Margin. For the year ended December 31, 2022, the Company recorded $162,528 of grant income, compared with $5,000 of revenue in 2021. The Company's 2022 financial statements report no cost of goods sold associated with the grant income, resulting in a reported gross margin of 100%. In 2021, gross profit was approximately 23.58%. 2022 bluShift Financials* Operating Expenses. Total expenses for 2022 were approximately $866,171, of which approximately $661,606 related to research and development. Research and development expenses included salaries and wages, payroll-related expenses, consultants, test consumables, materials, equipment rental and other costs associated with propulsion and vehicle development. 2022 bluShift Financials 2022 bluShift Financials* Assets. As of December 31, 2022, the Company had total assets of $91,070, including approximately $60,594 of cash and cash equivalents and $18,000 of accounts receivable. As of December 31, 2021, the Company had approximately $177,895 in total assets, including approximately $165,419 in cash and cash equivalents. 2022 bluShift Financials* Net Loss. The Company had a net loss of $703,381.84 for the fiscal year ended December 31, 2022, compared with a net loss of approximately $983,111 for the fiscal year ended December 31, 2021. The Company therefore remained unprofitable while continuing to invest in research, development and preparation for commercial operations. 2022 bluShift Financials* Liabilities. The Company's total liabilities were approximately $1,778,423 as of December 31, 2022, compared with approximately $1,262,868 as of December 31, 2021. At year-end 2022, long-term liabilities included approximately $1.24 million of SAFE notes and $399,981 of Maine Technology Institute notes.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of related party transactions.As of December 31, 2022, the Company's balance sheet included approximately $111,030 of related-party debt. Additional information regarding related-party financing and the relationships of the applicable parties is provided in Question 26. 2022 bluShift Financials

Liquidity & Capital Resources

As of December 31, 2022, the Company had approximately $60,594 in cash and cash equivalents. Current assets totaled approximately $78,594 and current liabilities totaled approximately $138,858, reflecting the Company's continuing dependence on outside financing to fund operations and development. At year-end 2022, the Company's principal financing liabilities included approximately:
* $1,239,584 of SAFE notes;
* $399,981 of notes from the Maine Technology Institute; and
* $111,030 of related-party debt. 2022 bluShift FinancialsDuring 2022, the Company continued to fund operations through a combination of Regulation Crowdfunding proceeds, state financing, related-party support and grant funding. The Company's 2022 financing activity included approximately $458,225 of additional Wefunder SAFE financing.Following December 31, 2022, the Company's liquidity improved materially as it began performance under its U.S. Space Force/AFWERX Phase II contract. Through February 2023, the Company recorded approximately $500,000 of cash-basis services income, including a $450,000 milestone payment received in February.The Company also completed its then-current Wefunder campaign in February 2023 and, in March 2023, began pursuing a $4 million Seed financing from institutional, strategic and other private investors.The Company expects to require additional financing beyond existing cash and government contract receipts in order to complete development of Starless Rogue, obtain required approvals, perform flight testing and establish recurring commercial launch operations. There can be no assurance that additional financing will be available on acceptable terms or at all.

Runway & Short/Mid Term Expenses
As of February 28, 2023, the Company's cash-basis balance sheet reflected approximately $509,639 of cash and cash equivalents, compared with approximately $60,594 at December 31, 2022. The increase was driven primarily by receipts associated with the Company's Phase II contract.During January and February 2023, the Company recorded approximately $500,000 of cash-basis services income, approximately $49,397 of associated cost of goods sold, and approximately $94,687 of operating expenses. Because government development contracts are milestone-driven, management does not expect these receipts to occur evenly from month to month.Over the following three to six months, the Company expects revenue to continue to be primarily milestone-driven under its Space Force Phase II development contract. Recurring commercial launch-service revenue is expected to remain limited until Starless Rogue begins carrying paying customer payloads.The Company's current suborbital-only operating plan forecasts approximately $100,000 of commercial launch-service revenue during 2023, with revenue expected to increase as launch cadence develops. This commercial revenue forecast is separate from milestone-based government development revenue.
Expenses are expected to increase as the Company adds engineering capacity, procures flight hardware, continues MAREVL engine testing, advances vehicle development, performs regulatory and launch-site work and prepares Starless Rogue for its first commercial missions.The Company began raising a $4 million Seed round in March 2023. Management's plan is for this financing to provide approximately 18 months of runway and fund the commercial minimum viable product of Starless Rogue, including the development, regulatory and launch activities necessary to begin commercial launch operations. Until that financing is secured,

management intends to continue pacing expenditures to available capital. Development tasks that can be performed sequentially will be sequenced, and hiring or other parallel development activities may be deferred if required to preserve liquidity.

bluShift is not currently profitable.Management does not consider the $4 million Seed financing to represent the total capital required to reach sustained profitability. Rather, the financing is intended to fund the Company through the major technical and commercial milestone of initial commercial launch operations.Under the Company's current suborbital-only financial model, the Company expects to remain unprofitable during the development and early launch-ramp period and currently projects the potential for positive operating income in approximately 2026. The timing and amount of capital required to reach profitability will depend on numerous factors, including development schedules, launch cadence, customer demand, pricing, manufacturing and launch costs, government funding and the timing and amount of future financing.In addition to Wefunder financing, the Company's sources and prospective sources of capital include:* milestone payments under its U.S. Space Force/AFWERX Phase II contract;

* existing financing from the Maine Technology Institute;
* additional potential investment through MTI and the federal SSBCI program;
* private investment through the Company's $4 million Seed financing;
* future government grants and contracts; and
* eventual customer revenue from launch and related services.In the near term, management intends to cover operating expenses through available cash, government contract milestone receipts and investment proceeds as they are received. Management will adjust spending and development schedules to available funding and does not intend to assume that prospective financing will be received until such financing is committed.All projections and statements regarding future revenue, expenses, financing, launch timing, profitability and commercial operations in the above narrative are forward-looking and are not guaranteed. Actual results may differ materially from these projections.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Sascha Deri, certify that:

(1) the financial statements of bluShift Aerospace, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of bluShift Aerospace, Inc. included in this Form reflects accurately the information reported on the tax return for bluShift Aerospace, Inc. filed for the most recently completed fiscal year.

Sascha Deri

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through

Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.blushiftaerospace.com/investor-filings

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Brady Brim-Deforest
- Peter Murray
- Sascha Deri
- Seabren Reeves

Appendix E: Supporting Documents

- ttw_communications_111721_231354.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Brady Brim-Deforest
- Peter Murray
- Sascha Deri
- Seabren Reeves

Appendix E: Supporting Documents

- ttw_communications_111721_231354.pdf

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

bluShift Aerospace, Inc.

By

Sascha Deri

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sascha Deri

CEO
10/5/2026

Seabren P Reeves III

Fractional CFO
10/5/2026

Peter Murray

Director
10/5/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.